[RING LETTERHEAD]

February 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Gerard Gibson

Re:	Ring Energy, Inc.

Registration Statement on Form S-3

Filed February 6, 2017

File No. 333-215909

Dear Mr. Gibson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ring Energy, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above captioned Registration Statement on Form S-3, File No. 333-215909, filed with the Commission on February 6, 2017, so that such registration statement becomes effective at 3:30 p.m., Eastern Time, on February 14, 2017, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RING ENERGY, INC.

/s/ William R Broaddrick

William R. Broaddrick

Chief Financial Officer